
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Technology Holdings North America Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 20, 2022

Physical Address of Issuer:

100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401, United States

Website of Issuer:

https://vama.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Technology Holdings North America CF Investors SPV II, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

July 11, 2025

Physical Address of Co-Issuer:

100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $10,000 advance setup fee and $2,000 monthly subscription fee for the use of the platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Non-Voting Common Stock

Target Number of Securities to be Offered:

10,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Issuer's discretion

Maximum offering amount (if different from Target Offering Amount):

$2,130,000.00

Deadline to reach the Target Offering Amount:

April 15, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

20

	Most recent fiscal year-end (2024) (Audited)*	Prior fiscal year-end (2023) (Audited)*
Total Assets	$1,405,342	$589,801
Cash & Cash Equivalents	$1,231,087	$558,844
Accounts Receivable	$0	$0
Current Liabilities	$156,426	$57,854
Long-Term Liabilities	$15,910	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(4,334,803)	$(272,150)

*Reflects the financial results for the Crowdfunding Issuer, Live Stream Technology Services Inc. Exhibit H, attached hereto and made a part hereof, also includes the audited inception financials for the Crowdfunding Issuer and the audited inception financials for the Co-Issuer, which was formed on July 11, 2025.

**Cost of Revenue

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Issuer
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Third Amended and Restated Certificate of Incorporation
Exhibit F: Bylaws of the Issuer
Exhibit G: Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit H: Financial Statements

Offering Statement (Exhibit A)
August 13, 2025

Technology Holdings North America Inc.



SPV Interests Representing
Up to $2,130,000.00 of Class B Non-Voting Common Stock

Technology Holdings North America Inc., operating as Vama ("**Vama**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $2,130,000.00 (the "**Maximum Offering Amount**") of Class B Non-Voting Common Stock (the "**Securities**"), at a purchase price of $1.00 per share of Class B Non-Voting Common Stock on a best efforts basis as described in this Form C (this "**Offering**"). The investment will be made through Technology Holdings North America CF Investors SPV II, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$400.00	$34.00	$366.00
Investor Processing Fee	$-	$-	$-
Target Offering Amount	$10,000.00	$850.00	$9,150.00
Maximum Offering Amount	$2,130,000.00	$181,050.00	$1,948,950.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $10,000 payment and a $2,000 monthly subscription fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion without the need for a material change notification.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://vama.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is August 13, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Technology Holdings North America Inc., known as Vama, a Santa Monica-based instant messaging fintech company, is revolutionizing daily interactions through mobile applications. Offering simplicity, security, and convenience, Vama's unified platform facilitates seamless communication and secure transactions with just a tap. Our goal is to integrate user-friendly payments into a chat messaging platform, providing individuals with an effortless way to connect and send money within a single application.

The Company is located at 100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401. The Company's website is https://vama.com.

The Company was formed in Delaware on May 20, 2022. The Company is headquartered and qualified to conduct business in California and Delaware. The Company sells its products throughout the United States and internationally.

On November 15, 2023, Carlos Cruz, the CEO and Founder of the Company, transferred to the Company his ownership of all of the ordinary shares of VAMA INT PTE Ltd. ("*VAMA Singapore*"), a Singapore company. As a result of the share transfer, VAMA Singapore became a wholly-owned subsidiary of the Company.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.vama.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carlos Cruz	Chief Executive Officer, Founder and Director	CEO, Founder and Director of Technology Holdings North America Inc., 2022 – Present Responsible for strategy, operations, and general CEO responsibilities. CEO of Talent Writers, LLC, 2015 – 2021 CEO of Magicstar Arrow, Inc., 2012 - 2021	Universidad Del Valle De Guatemala, Associate of Industrial Technology, specializing in Industrial Engineering, 2004
Bryan Nguyen	Head of Engineering	Head of Engineering of Technology Holdings North America Inc., 2022 – Present Responsible for designing and building the architecture and framework for the Company's product. Senior Software Engineer at Soothe, 2020 - 2021 Responsible for leading a team of four iOS engineers to enhance the Soothe for Providers and Soothe Client apps and building and launching multiple innovative services to increase monthly revenue.	University of California, Santa Cruz, B.S., Computer Science, 2017

Biographical Information

Carlos Cruz: Carlos is the CEO, Founder and Director of the Company. He is an accomplished international entrepreneur with a remarkable track record of success in operating several multi-million-dollar companies, including as CEO of Vittori Inc., TA Fintech Inc., and the Attix Group Corporation. A master of operations, multi-channel product distribution, and marketing, Carlos has a proven ability to increase sales, grow bottom lines, and spearhead operational improvements that drive productivity and reduce costs. With a keen eye for detail and a pragmatic approach, Carlos thrives in dynamic, demanding environments. His advanced software development skills and intuitive strategies have led to the development of an iOS app used by over 10,000 global users monthly. Carlos's exceptional communication skills and strong negotiation abilities have been essential in negotiations with vendors and other software developers. As the CEO of the Company, Carlos is responsible for leading operations and strategic direction with full responsibility for bottom-line factors, including long-range planning, global product management, and iOS development processes. He provides cross-functional management and general oversight of seven computer programming contractors, ensuring a dedicated and motivated team of personnel ready to provide the highest quality service to their customers.

Bryan Nyugen: Bryan is the Head of Engineering for the Company. He is a driven and self-motivated software engineer. With a passion for researching and implementing cutting-edge technologies, Bryan has experience in developing, testing, and maintaining enterprise software applications for several top-tier companies. As Head of Engineering at the Company, Bryan led a team of engineers to launch a chat framework, feed, and payment system. He researched and architected the technology stack for both the backend and frontend and built the iOS platform hands-on, using cutting-edge architecture and frameworks. As a Senior Software Engineer at Soothe, Bryan led a team of four iOS engineers to enhance the Soothe for Providers and Soothe Client apps, building and launching multiple innovative services to increase monthly revenue from $5 to $8 million dollars. He also refactored and architected the iOS codebase from MVC to MVVM with coordinators, improving stability for both apps. Bryan's extensive technical expertise in several programming languages, including Swift, Objective-C, GraphQL, REST, React, C, C++, Java, and Python, make him a versatile engineer who can take on a wide range of projects. He is also experienced in deploying and maintaining AWS Cloud Services. Bryan is a skilled problem-solver with a passion for innovation and exploring new possibilities. His research and implementation of cutting-edge technologies demonstrate his ability to stay ahead of the curve.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Technology Holdings North America CF Investors SPV II, LLC (the "**Co-Issuer**"), located at 100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Non-Voting Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.vama.com. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Vama has a vision to provide a simple, secure, and convenient way for users to communicate and transact with each other using a single application. By integrating payments into the chat platform, users can easily and securely send money to each other without the need for multiple apps or complicated processes. This would not only save users time and effort, but also provide a more streamlined and cohesive experience. In addition to payments, Vama's chat platform would provide a secure and private way for users to communicate with each other. Strong encryption and other security measures would be implemented to protect user data and privacy.

Business Plan

Vama's flagship product is a mobile application that is intended to provide users with a seamless and convenient way to communicate and transact with each other. The Vama mobile app allows users to send secure messages and files to each other, and intends to offer the ability to make payments seamlessly within the same platform. The chat function of the Vama app provides secure and private messages. The app also allows users to easily manage their conversations, making it simple to find and reference past messages and files. The payment function of the Vama app will provide a simple and secure way for users to send and receive money. Users will be able to link their debit cards or credit cards to the app, and then send or receive payments directly within the chat platform. The app will provide real-time payment confirmation, making it easy for users to keep track of their transactions. Overall, Vama's flagship product will offer a convenient and secure way for users to communicate and transact with each other in one easy-to-use app. By combining chat and payments in one platform, Vama is simplifying the user experience and providing a more efficient and cohesive solution for users who want to communicate and transact with ease.

Currently, Vama is available on the iOS and Android platforms. The Vama app currently allows users to chat with one another with end-to-end encryption. The Company is seeking the regulatory approvals required to allow users to also make peer-to-peer payments with the app, like Venmo. Pending regulatory approvals, all current users, inside and outside the U.S., are currently using the app for messaging only, not for payments.

The Company will not earn fees when the app is being used for messaging alone, although it might earn money from advertisements. When and if the app is used for payments, the Company intends to charge fees to users. The Company has not yet adopted a fee structure but plans to use a model like Venmo's.

The Company plans to significantly expand its business by investing in technology and product development and increasing sales and marketing. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vama	App that allows users to chat with one another with end-to-end encryption. The Company is seeking the regulatory approvals required to allow users to also make peer-to-peer payments with the app, like Venmo.	Direct-to-Consumer

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

On the messaging side, Vama competes with companies and apps like:

- Apple (iMessage)

- Signal

- Telegram

- WhatsApp

- Messenger

- Viber

- Snapchat

These competitors compete on the strengths of their installed bases in their domains, like Meta (WhatsApp, Facebook Messenger, Instagram chat) and Apple (iMessage); on powerful security and user privacy features, such as iMessage, Telegram and Signal, and those that target specific user segments, such as Discord (gaming), and Twitch (gaming live streams).

All of our competitors provide their instant chat applications at no cost to users; either because they are natively embedded in their operating system or technology platform (Apple and Facebook), or harness user data and insights into user behavior for deep learning and precision targeting (Facebook Messenger and WhatsApp).

On the payment side, Vama will compete with companies and apps like:

- Venmo (more P2P), U.S. market only

- PayPal (more B2B, C2B), international

- CashApp, U.S. market only

- Apple Cash, U.S. market only

These competitors are dedicated "pure-play" payments apps, and a few have strengths as payment gateways that online merchants can incorporate onto their online shopping platforms as the payments and settlement facility.

The Company believes that combining messaging and payment features will prove highly desirable to consumers. Users can use Vama to easily chat, have conversations with friends and family, and send money to the same friends and family - without the need to switch between different apps to and from to inform each other of the money transfer. This gets especially confusing if there are several different people to make payments to. Safe, secure and ensured protection of personal information will be Vama's focus.

Customer Base

Our customer base is users on the iOS and Android platforms who are interested in messaging and payment applications.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not own any registered patents or trademarks. The Company has licensed the name "Vama" from its wholly-owned subsidiary VAMA Singapore, as well as the logo used by the Company. Additionally, the Company is authorized to use any technology patents and trademark registrations that may be held by VAMA Singapore. Pursuant to the license agreement, as long as the Company is actively distributing the app, the license agreement is perpetual and royalty-free.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company plans to first complete its federal Money Services Business (MSB) registration with FinCEN. Following federal registration, the Company intends to submit its initial state license applications to eight (8) states as part of the first phase. Upon approval of phase one, the Company plans to target up to ten (10) additional states in the second phase and will continue pursuing approvals in further states thereafter. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 20 full-time employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:
Investors who invest $5,000 or more in this Offering will receive certain bonus shares of Class B Non-Voting Common Stock (the "**Bonus Shares**") with the amount of Bonus Shares to be received based on the amount invested:

Amount Invested	Bonus Shares of Class B Non-Voting Common Stock
$5,000.00 to $9,999.99	5%
$10,000 to $14,999.99	10%
$15,000 and above	15%

If all investors qualify for the maximum number of Bonus Shares, 319,500 additional Bonus Shares will be issued in this Offering, which will cause immediate dilution to any investor receiving a lesser percentage of Bonus Shares.

Investments cannot be stacked. Bonus Shares will be based on individual investment amounts and not aggregate investments made by an investor (e.g. if an investor invests $15,000 and later invests $4,000, the investor will receive 10% Bonus Shares on the $15,000 investment (15,000 shares) but will receive no Bonus Shares on the additional $4,000 investment made later). The Bonus Shares will not affect any fees or commissions paid by investors.

Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. The Bonus Shares will have the same rights as the Class B Non-Voting Common Stock issued to Investors pursuant to this Offering. The Perks will all be assigned to Investors at the discretion of the Company, which maybe during the Offering or at the conclusion of the Offering, to offer the least disruption to the Investors and the Company. The date/time of the signed subscription agreement will be the basis for applying all perks, as applicable.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is controlled by one owner who exercises voting control.

Carlos Cruz, the CEO and Founder of the Company, is currently the sole owner of the Company's Class A Voting Common Stock and exercises voting control. Subject to any fiduciary duties owed to our other shareholders or investors under Delaware law, Mr. Cruz will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, Mr. Cruz may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise

transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If we are unsuccessful in adding users of our app, or if our app clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We have developed a mobile app that allows users to send secure messages and files to each other, and intend to offer the ability to make payments seamlessly within the same platform. The amount of users of our app and our client's level of engagement is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active users of our app and the services offered. If clients do not perceive our app or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer

from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our

products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our

management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

If the Company is unable to obtain approval from the various jurisdictions for its payment processing feature, or such approvals are delayed, it would have a material adverse effect on its business.

The Company is seeking to offer an app that will allow users to make payments seamlessly (in addition to sending secure messages and files to each other). Processing payments for users requires the approval of state banking regulators in each state in the U.S. This is done through the Multistate MSB Licensing Agreement Program which provides for two phases of approval. The first phase approves the general license application. The second phase is then for each state agency to perform a review of state-specific license application information. The Company has submitted its general license application for the first phase. Once phase one is approved, the Company intends to target up to 10 states in the second phase at the outset and then will seek additional state approvals thereafter This process can be time-consuming and expensive and there are no guarantees that such state approvals will be ever obtained, or obtained in a timely manner. The inability to obtain such state approvals, or any associated delays, would have a material adverse effect on the Company's business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest

or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle (the Co-Issuer).

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "Co-Issuer" in this Offering. That means that you will invest in Technology Holdings North America CF Investors SPV II, LLC (the Co-Issuer), becoming a member of the Co-Issuer, and that investment purchases our Class B Non-Voting Common Stock. A condition to using a Co-Issuer is that the Co-Issuer passes on the same economic and governance rights that are set out in the Company's Third Amended and Restated Certificate of Incorporation regarding the Class B Non-Voting Common Stock. You will also be relying on us, as the Manager of the Co-Issuer, to make sure the Co-Issuer complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the sections entitled "CO-ISSUER" and "CAPITALIZATION AND OWNERSHIP". The Co-Issuer will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors in the Securities will have no voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Non-Voting Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Non-Voting Common Stock at $1.00 per share. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a

question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to invest in technology and product development and pursue sales and marketing activities. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class B Non-Voting Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	13,342,397
Maximum Offering Amount	$2,130,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	15,462,397*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$400.00 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	April 15, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include Bonus Shares of Class B Non-Voting Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares of Class B Non-Voting Common Stock to be issued is 319,500 shares.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Technology Holdings North America CF Investors SPV II, LLC (the "Co-Issuer"), located at 100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://vama.com, or for the Offering at https://invest.vama.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Non-Voting Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $2,130,000.00, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $10,000 advance setup fee and $2,000 monthly subscription fee for the use of the platform. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$181,050
Operations (1)	10%	$1,000	10%	$213,000
General Working Capital (2)	25%	$2,500	25%	$532,500
Marketing (3)	10%	$1,000	10%	$213,000
Research and Product Development (4)	46.5%	$4,650	46.5%	$990,450
Total	**100%**	**$10,000**	**100%**	**$2,130,000**

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $10,000 payment and a $2,000 monthly subscription fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above and such descriptions are intended to assist you in understanding how the Offering proceeds will be used.

(1) These proceeds will be used for operations, such as inventory, licenses, engineering contractor invoices and supplies. Additionally, we may seek to open up new office locations in different regions.

(2) These proceeds will be used for working capital to assist us in reaching our growth targets.

(3) These proceeds will be used to attract new customers.

(4) These proceeds will be used for product and research development, including expansion into mobile payment application and other data analytic applications.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Non-Voting Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement between the Investor and the Co-Issuer in <u>Exhibit C</u> (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as <u>Exhibit D</u>, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Non-Voting Common Stock**
> **Offering Minimum: $10,000.00**
> **Offering Maximum: $2,130,000.00**
> **Purchase Price Per Share of Security Offered: $1.00**
> **Offering Deadline: April 15, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Non-Voting Common Stock being held by the Co-Issuer). The rights of the Class B Non-Voting Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation, as amended. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Third Amended and Restated Certificate of Incorporation (collectively, the "**COI**") attached as <u>Exhibit E</u>, and the Company's Bylaws (the "**Bylaws**") attached as <u>Exhibit F</u>, together with the COI, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents.

The shares of Class A Voting Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $2,130,000.00 and a minimum of $10,000.00 worth of its Class B Non-Voting Common Stock.

The Company must reach its Target Offering Amount of $10,000.00 by April 15, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by April 15, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 15, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $2,130,000.00 maximum raise.

The minimum investment per investor is $400, representing 400 shares of Class B Non-Voting Common Stock.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Non-Voting Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Non-Voting Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, and amendments thereto. For a complete description of our capital stock, you should refer to our Third Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

The Company effected a 5,000 to 1 stock split in March 2023 and created additional classes of capital stock, including Class A Voting Common Stock and Class B Non-Voting Common Stock. All outstanding shares of Common Stock as of the stock split were converted into Class A Voting Common Stock. Further, in November 2023, the Company increased its authorized shares of Common Stock and effected a 3 to 1 stock split for all outstanding Class A Voting Common Stock.

On April 26, 2024, the Company filed a Third Amended and Restated Certificate of Incorporation to further increase its authorized shares of Common Stock and to effect a 1 to 3.312462611 forward stock split for all outstanding Class A Voting Common Stock and Class B Non-Voting Common Stock . As a result, the Company's authorized capital stock now consists of 700,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 500,000,000 shares are designated as "**Class A Voting Common Stock**" and 200,000,000 shares are designated as "**Class B Non-Voting Common Stock**", and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**").

As of the date of this Form C, after reflecting the April 2024 forward stock split and shares issued after the date of the forward stock split (including bonus shares of Class B Non-Voting Common stock based on the size of an investor's investment), 496,869,391 shares of Class A Voting Common Stock and 13,332,397 shares of Class B Non-Voting Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	496,869,392*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Voting Common Stock at a later date. The issuance of such additional shares of Class A Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	95.05%

*Reflects a 1 to 3.312462611 forward stock split, effected on April 26, 2024.

Type	Class B Non-Voting Common Stock
Amount Outstanding	13,332,397*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Non-Voting Common Stock at a later date. The issuance of such additional shares of Class B Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	2.55%

* Reflects a 1 to 3.312462611 forward stock split, effected on April 26, 2024. Also includes shares issued pursuant to the Concurrent Offering (including bonus shares) before and after the date of the forward stock split.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$510,261*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $40,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	1.25%

*The Company intends to convert these outstanding SAFEs into Class B Common Stock by July 31, 2025.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,763,512*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $149,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	1.16%

*The Company intends to convert these outstanding SAFEs into Class B Common Stock by July 31, 2025.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Non-Voting Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Class B Non-Voting Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Carlos Cruz	496,869,392 shares of Class A Voting Common Stock	100%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$10,000	10,000*	General Working Capital	April 6, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$510,261	225	Product Development and General Working Capital	August 15, 2023	Reg. CF
Class B Non-Voting Common Stock	$6,904,771	13,332,397	Product Development and General Working Capital	Various dates between December 3, 2023 and June 30, 2025	Regulation D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$1,763,512	886	Product Development and General Working Capital	Various dates between February 2, 2024 and January 31, 2025	Reg. CF

*In March 2023, the Company effected a 1 for 5,000 forward stock split. As such, the 10,000 shares of outstanding Common Stock on such date became 50,000,000 shares of Common Stock which were converted into Class A Voting Common Stock. Further, in November 2023, the Company effected a 1 for 3 forward stock split on Class A Voting Common Stock. Subsequently, in April 2024, the Company effected a 1 to 3.312462611 forward stock split of all Common Stock. As such, these shares now represent 496,869,392 shares of Class A Voting Common Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On November 15, 2023, Carlos Cruz, the CEO and Founder of the Company, transferred to the Company his ownership of all of the ordinary shares of VAMA INT PTE Ltd. ("VAMA Singapore"), a Singapore company. As a result of the share transfer, VAMA Singapore became a wholly-owned subsidiary of the Company. The Company remains a party to a License Agreement with VAMA Singapore, dated September 11, 2021. Pursuant to the License Agreement, the Company has licensed the name "Vama" from its wholly-owned subsidiary VAMA Singapore, as well as the logo used by the Company. Additionally, the Company is authorized to use any technology patents and trademark registrations that may be held by VAMA Singapore. Pursuant to the License Agreement, as long as the Company is actively distributing the app, the License Agreement is perpetual and royalty-free.

(b) The Company's CEO and Founder, Carlos Cruz, is the founding member of two (2) other entities: Technology Services Group Pte Ltd ("TSG") and Service Benefits LLC ("SB"). Throughout 2024 and 2023, TSG provided IT and software development services in the total amount of $1,010,000 and $55,000, respectively, and SB provided marketing services in exchange for $616,100 and $10,000, respectively. Payables to TSG as of December 31, 2024, and December 31, 2023, amounted to $8,298 and 0, respectively, while payables to SB as of December 31, 2024, and December 31, 2023, amounted to $2,942 and 0, respectively.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit H</u>.

Cash and Cash Equivalents

As of June 30, 2025, the Company had an aggregate of approximately $204,000 in cash and cash equivalents, and when combined with the Company's expected capital raising over the next few months, leaves the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company is conducting a concurrent Regulation D, Rule 506(b) private fundraising campaign (the "Concurrent Offering"). The Concurrent Offering is offering up to $15,000,000 in Class B Non-Voting Common Stock. As of the date of this Form C, the Company has raised $6,904,771 and issued 13,332,397 shares of Class B Non-Voting Common Stock.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $510,201,789. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit H</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://vama.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.


Technology Holdings North America Inc.
_____
(Issuer)

By:/s/Carlos Cruz
_____
(Signature)

Carlos Cruz
_____
(Name)

Chief Executive Officer
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


/s/ Carlos Cruz
_____
(Signature)

Carlos Cruz
_____
(Name)

Director
_____
(Title)

August 13, 2025
_____
(Date)


Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)



The New Era of Messaging + Payment

Vama is building the future of conversation and borderless payments.

✓ Chat and send money with confidence in real time 24/7

✓ Validated by 1,240+ investors as early backers

✓ Nearly half a million messages sent in pre-launch usage

Invest in Vama

Form C   Offering Circular   Investor Education

Pre-Money Valuation	Maximum Raise	Target Minimum	Minimum Investment	Price Per Security
$500 million	$2,130,000	$10,000	$400	$1

Overwhelming Support From Top Investors

The next generation of chat is here making it simple to talk and transact in one app with early backing from leading investors.

12+
Technological innovations

$9.17MM+
Angel funding
(As of 30 Jun 2025)

1,240+
Early investors

Invest in Vama

386 Million New Users Will Seek New Online Banking Apps by 2028[1]

Most of the leading chat applications provide the capability for free real-time payments.

386 Million New Users Will Seek New Online Banking Apps by 2028[1]

Most of the leading chat applications provide the capability for free real-time payments.



Slow

Nearly all MSB's (Money Service Business) apps are built on old ACH rails.



Poor user experience

Users cannot chat about payments, split bills effectively, or clarify financial matters within the app.



Not on chat

The majority of payment conversations happen on chat. Both parties need to leave chat and open up other apps to pay.



Fragmented

A lack of interoperability between wallets. Almost no US peer-to-peer app works for remittance.



Introducing The Next
Generation Of Chat & Banking

Vama lets you chat, send money, split bills, tip and more —
all in one simple and secure app.

Invest in Vama



Fast, Simple and Secure

Send and receive money in real-time for free. Vama's integration of instant global settlement solutions is disruptive to more than 10,000 legacy financial institutions.

Invest in Vama



Security Technology

Our encryption measures and security technology safeguard your account and financial info.

Invest in Vama



Data Encryption

Our advanced fraud detection technology helps us spot fraud to help protect your account and financial information. Our Transport Layer Security (TLS) makes sure your sensitive information can't be seen by others.

Invest in Vama

Fintech Is Projected To Become A $1.5 Trillion Industry By 2030[2]

Fintech revenues are projected to **grow 6X by 2030**, according to Boston Consulting Group. Vama is positioned to seize the exploding market with its innovative payment app.

Invest in Vama

Total digital transactions expected to hit $9.46 trillion in 2023[3]

The estimated total value of transactions in digital payments is expected to hit US$9.46 trillion in 2023. Vama's products are designed to be the center of how people exchange money which could lead to dozens of ancillary products.



Fintech Is Projected To Become A $1.5 Trillion Industry By 2030[2]

Fintech revenues are projected to **grow 6X by 2030**, according to Boston Consulting Group. Vama is positioned to seize the exploding market with its innovative payment app.

Invest in Vama

2+ billion people are ditching banks to make payments[4]

Non-banking apps (Alipay, WeChat, Apple Pay, etc.) are becoming the primary method of payment for billions of people around the world. The trend toward non-banking apps is clear, and Vama is set to seize the opportunity.



Network Effects Are The Heart Of Vama's Hypergrowth Strategy

Vama will tap into the powerful force of network effects – the **more people sign up, the faster the growth** is.



The Flywheel That Will Accelerate Network Effects

As Vama's user base grows with family and friends, its popularity **attracts more personal contacts and third-party businesses**, further enhancing its value and drawing in additional users.

Invest in Vama

Our Team

 

Our Team



Carlos Cruz
CEO & Founder



Bryan Nguyen
Head of Engineering

Claim Bonus Stock in Vama

Claim Bonus Stock in Vama

Investment Minimum
$5,000.00 to $9,999.99

5%
BONUS SHARE

Investment Minimum
$10,000.00 to $24,999.99

10%
BONUS SHARE

Investment Minimum
$25,000.00 and above

20%
BONUS SHARE



Invest In The Next-Gen Chat And
Banking Platform Designed For



Invest In The Next-Gen Chat And Banking Platform Designed For 7 Billion Users⁶

Claim your slice of ownership in the growing fields of communication networks and finance. All-In-One.

Our current round is only available for a very limited time:

Invest in Vama

FAQ

✖ **Why invest in startups?**

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

✖ **How much can I invest?**

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

✖ **How do I calculate my net worth?**

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

× **What are the tax implications of an equity crowdfunding investment?**

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

× **Who can invest in a Regulation CF Offering?**

Individuals over 18 years of age can invest.

× **What do I need to know about early-stage investing? Are these investments risky?**

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

+ When will I get my investment back?

+ Can I sell my shares?

+ Exceptions to limitations on selling shares during the one-year lockup period:

× **When will I get my investment back?**

The Common Stock (the "Shares") of Technology Holdings North America, Inc (Vama) (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

× **Can I sell my shares?**

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company;
(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) as part of an offering registered under the Securities Act with the SEC; or
(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

+ Exceptions to limitations on selling shares during the one-year lockup period:

✕ Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:
The company that issued the securities
An accredited investor
A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

✕ What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

✕ How can I learn more about a company's offering?

All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

✕ What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: **info@dealmakersecurities.com**

occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: **info@dealmakersecurities.com**

✕ How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

✕ What relationship does the company have with DealMaker Securities?

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Invest in Vama



SOURCES:

[1] Number of users in the neobanking segment of the fintech market Worldwide from 2018 to 2028

EXHIBIT C
Subscription Agreement between Co-Issuer and Issuer
(Attached)

FORM OF CO-ISSUER SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INVESTOR WEBSITE PAGE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Technology Holdings North America CF Investors SPV II, LLC
c/o Technology Holdings North America Inc.
100 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase limited liability company membership units (the "**Securities**") of Technology Holdings North America CF Investors SPV II, LLC, a Delaware limited liability company (the "**Co-Issuer**"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Non-Voting Common Stock ("**Class B Non-Voting Common Stock**") to be acquired from Technology Holdings North America Inc., a Delaware corporation (the "**Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership units of the Co-Issuer which relate to Class B Non-Voting Common Stock issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Co-Issuer, dated as of July 11, 2025 (as the same may be amended or amended and restated from time to time, the "**Operating Agreement**"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Any capitalized term not specifically defined in this Subscription Agreement shall have the same meaning ascribed to such term in the Offering Materials.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision (collectively, the "**Offering Materials**"). It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the investor website page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline (as hereinafter defined); however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancelation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even though the Subscriber's investment is not made with the Issuer.

(d)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $2,130,000.00. The Co-Issuer may accept subscriptions until April 15, 2026 (the "**Offering Deadline**"). Provided that subscriptions for $10,000.00 worth of Securities are received (the "**Target Offering Amount**"), the Co-Issuer may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Joinder to Operating Agreement</u>. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3.   <u>Purchase Procedure</u>.

(a)   <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow Arrangements</u>. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   <u>Representations and Warranties of the Co-Issuer and Issuer</u>. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and correct in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter

if one of the Co-Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing</u>. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b)   <u>Eligibility of the Co-Issuer and Issuer to Make an Offering under Section 4(a)(6)</u>. The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer have been duly authorized by all necessary limited liability company action on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, and enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d)   <u>Authority for Subscription Agreement</u>. The execution and delivery by the Co-Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Co-Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license,

consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Issuer's financial statements consisting of the audited balance sheet of the Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. The Financial Statements are based on the books and records of the Issuer and fairly present the financial condition of the Issuer as of the date they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. SetApart Accountancy Corp., who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Co-Issuer has had audited inception financials (the "**Inception Financial Statements**") prepared by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Materials, as of the date thereof, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and correct in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the Operating Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement, the Operating Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Co-Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12

months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h)   Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer and has had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors, managers and affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable

attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Subscriber hereby acknowledges and agrees that the Co-Issuer will not be permitted to, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer (whether such securities are then owned by the Co-Issuer or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Issuer, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities of the Issuer to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Co-Issuer only if all officers and directors of the Issuer are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

For purposes of this Section 7(a), the term "Issuer" shall include any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber acknowledges and agrees that a legend reading substantially as follows may be placed on all certificates representing all of Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the restriction contained in this Section 7(a)):

>   "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION

STATEMENT OF TECHNOLOGY HOLDINGS NORTH AMERICA INC. ("TECHNOLOGY HOLDINGS"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN TECHNOLOGY HOLDINGS AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT TECHNOLOGY HOLDINGS' PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities and the Subscriber acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of all or any portion of the Issuer's Class B Non-Voting Common Stock or any securities which may be converted into the Issuer's Class B Non-Voting Common Stock, in each case, unless and until the transferee has agreed in writing for the benefit of the Co-Issuer and the Issuer, respectively, to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) Subscriber or the Co-Issuer, as applicable, has (A) notified the Co-Issuer or the Issuer, as applicable, of the proposed disposition; (B) furnished the Co-Issuer or the Issuer, as applicable, with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Co-Issuer or the Issuer, as applicable, furnished the Co-Issuer or the Issuer, as applicable, with an opinion of counsel reasonably satisfactory to the Co-Issuer or the Issuer, as applicable, that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Securities, and acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of any of the Issuer's securities, to any competitor of the Issuer, as determined in good faith by the Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Subscription Agreement and the performance of the obligations imposed by this Subscription Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Subscription Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Subscription Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Subscription Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS

SUBSCRIPTION AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS SUBSCRIPTION AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Subscription Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscriber and the Co-Issuer or the Issuer), whether arising in tort or contract outside or under the provisions of this Subscription Agreement, shall be settled by mediation within twenty (20) miles of Santa Monica, California. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures within twenty (20) miles of the City of Santa Monica, State of California. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) if and when delivered by hand; or (b) if and when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to the Co-Issuer, to:

Technology Holdings North America CF Investors SPV II, LLC
c/o Technology Holdings North America Inc.
100 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401
Email: carlos@vama.com
Attention: Carlos Cruz, CEO of Technology Holdings North America Inc.

If to the Issuer, to:

Technology Holdings North America Inc.
100 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

Email: carlos@vama.com
Attention: Carlos Cruz, CEO

If to Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with <u>Section 11(a)</u> or <u>11(b)</u> above.

12.   <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Technology Holdings North America Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Technology Holdings North America Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

<u>**TYPE OF OWNERSHIP:**</u>

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Technology Holdings
North America Inc.**

By:

Authorized Signing Officer

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

       (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                                          By:

                                                                                (Signature)

                                                                          Name of Signing Officer (if Entity):

                                                                          Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Technology Holdings North America Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Technology Holdings North America Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

LIMITED LIABILITY COMPANY AGREEMENT

OF

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Technology Holdings North America CF Investors SPV II, LLC, a Delaware limited liability company (the "**Company**") is entered into as of July 11, 2025 by and among the Company, Live Stream Technology Services Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Technology Holdings North America Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   <u>Name</u>. The name of the Company is Technology Holdings North America CF Investors SPV II, LLC.

Section 1.02   <u>Principal Office</u>. The principal office of the Company is located at 100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such

Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled

to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding seventy-five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests

held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   <u>General Restrictions on Transfer</u>.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member and in accordance with a proper purpose under the Delaware Act, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer so long as it is for a proper purpose in accordance with the Delaware General Corporation Law.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 75% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental

Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on July 11, 2025.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Technology Holdings North America Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Class B Non-Voting Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)   "**Transferor**" **and** "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: c/o Technology Holdings North America
100 Wilshire Boulevard, Suite 700
Santa Monica, CA
Email: carlos@vama.com
Attention: Carlos Cruz, CEO of Technology Holdings North America Inc.

If to the Manager: 100 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401
Email: carlos@vama.com
Attention: Carlos Cruz, CEO

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC

By: Technology Holdings North America Inc., a Delaware corporation,

Its Manager

By: _____

Name: Carlos Cruz

Title: CEO

[SIGNATURE PAGE TO TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Third Amended and Restated Certificate of Incorporation
(Attached)

TECHNOLOGY HOLDINGS NORTH AMERICA INC.

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Technology Holdings North America Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on May 20, 2022, which was subsequently amended with the filing of a First Amended and Restated Certificate of Incorporation on March 20, 2023 and a Second Amended and Restated Certificate of Incorporation on November 1, 2023 (collectively, the "**Certificate of Incorporation**").

B. This Third Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 and Section 245 of the General Corporation Law of the State of Delaware (the "**DGCL**"), and restates, integrates, and further amends the provisions of the Corporation's Certificate of Incorporation.

1. **Name**. The name of the Corporation is Technology Holdings North America Inc.

2. **Registered Agent**. The Corporation's registered office in the State of Delaware shall be located at 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958. Its registered agent in charge thereof is Harvard Business Services, Inc.

3. **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. **Authorized Capital.**

    4.1.   **In General**. The authorized capital of the Corporation shall consist of Seven Hundred Million (700,000,000) shares of common stock with $0.0001 par value per share ("**Common Stock**"), of which Five Hundred Million (500,000,000) are designated as "**Class A Voting Common Stock**" and Two Hundred Million (200,000,000) are designated as "Class B Non-Voting Common Stock," and Ten Million (10,000,000) shares of preferred stock with $0.0001 par value per share ("**Preferred Stock**").

    4.2.   **Common Stock.**

        4.2.1.   **In General**. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

        4.2.2.   **Voting Rights**. Each holder of shares of Class A Voting Common Stock shall be entitled to one (1) vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to election of directors. Except as otherwise required by applicable law, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be

entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

4.2.3. **Other Rights**. Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive consideration upon the or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

4.3. **Preferred Stock**. The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

5. **Written Ballots**. Unless and except to the extent that the by-laws of the Corporation so require, the election of directions need not be by written ballot.

6. **Limitation of Liability**. To the fullest extent permitted by law, a director shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this Section 6 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment.

7. **Indemnification; Advancement of Expenses**. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this Section 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to

the time of such repeal or modification. The provisions of this Section 7 may be expanded upon, but not restricted, by the bylaws.

8. **Bylaws**. In furtherance and not in limitation of the powers conferred by the DGCL, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9. **Right to Amend**. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder by this Third Amended and Restated Certificate of Incorporation or any amendment thereof are conferred subject to such right.

10. **No Preemptive Rights**. No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock except to the extent that, and on such terms as, the board of directors from time to time may determine by written resolution.

11. **Forum**. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director officer employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the By-Laws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.

12. **Stock Split**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Third Amended and Restated Certificate of Incorporation, (a) each share of the Corporation's Class A Voting Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into **3.312462611** shares of Class A Voting Common Stock; and (b) each share of the Corporation's Class B Non-Voting Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into **3.312462611** shares of Class B Non-Voting Common Stock (collectively, the "**Stock Split**"). Each certificate that immediately prior to the Effective Time represented shares of Class A Voting Common Stock ("**Class A Voting Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Voting Common Stock into which the shares of Class A Voting Common Stock represented by the Class A Voting Common Stock Old Certificates shall have been converted. Additionally, each certificate that immediately prior to the Effective Time represented shares of Class B Non-Voting Common Stock ("**Class B Non-Voting Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class B Non-Voting Common Stock into which the shares of Class B Non-Voting Common Stock represented by the Class B Non-Voting Common Stock Old Certificates shall have been converted.

13. **Effective Date**. The effective date of the filing of this Third Amended and Restated Certificate of Incorporation shall be the date of its filing.

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    IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate of Incorporation to be signed this 25th day of April, 2024.


By: _____

Name: Carlos Cruz

Title: Chief Executive Officer


EXHIBIT F

By-Laws of the Issuer
(Attached)

BYLAWS

OF

Technology Holdings North America Inc.,
a Delaware Corporation

ARTICLE I

Stockholders

Section 1.1. **Annual Meetings**. An annual meeting of stockholders of Technology Holdings North America Inc. (the "Corporation") shall be held for the election of directors on a date and at a time and place either within or without the state of Delaware fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting.

Section 1.2. **Special Meetings**. Special meetings of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors or the holders of shares entitled to cast not less than ten percent of the votes at the meeting, such meeting to be held on a date and at a time and place either within or without the state of Delaware as may be stated in the notice of the meeting. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice.

Section 1.3. **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote thereat. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Such notice shall state the place, date and hour of the meeting, and in the case of a special meeting, the general purpose for which the meeting is called.

Section 1.4. **Adjournments**. Any meeting of stockholders may be adjourned from time to time, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. **Quorum**. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these bylaws, the holders of a majority of the outstanding shares of stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. In the absence of a quorum, any meeting of stockholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy until a quorum is present or represented. Shares of its own capital stock belonging to the Corporation or to another Corporation where the majority of the voting power is held by the Corporation shall nether be entitled to vote nor counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. **Organization**. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in the absence of the Vice Chairman of the Board of Directors by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. **Voting**. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in questions. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Section 1.8. **Stockholder's Proxies**. Every person entitled to vote or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act by proxy with respect to such shares. No proxy shall be voted or acted on after three years from its date, unless the proxy provides for a longer period. Every proxy continues in full force and effect until revoked by the person executing it. Such revocation may be effected by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.9. **Fixing Date for Determination of Stockholders of Record**. In order that the Corporation may determine the stockholders entitled to notice of any meeting, the Board of Directors may fix a record date, which shall not be more than sixty nor less than ten days prior to the date of such meeting, nor shall the record date precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which shall not precede, or be more than 10 days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty days prior to such action.

If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; if prior action by the Board of Directors is required, then the record date shall be the close of business on the date the Board of Directors adopts the resolution taking such prior action, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, unless the Board of Directors sets a new record date.

Section 1.10. **Consent of Stockholders in Lieu of Meeting**. Except as otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting of the stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective unless, within 60 days of the earliest consent, written consents signed by a sufficient number of holders have been delivered to the Corporation.

Unless all stockholders entitled to vote consent in writing, prompt notice of any stockholder approval without a meeting shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that sufficient consents were delivered to the Corporation.

ARTICLE II

Board of Directors

Section 2.1. **Powers; Number; Qualifications**. The business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided by laws or in the certificate of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors.

Section 2.2. **Election; Term of Office; Resignation; Removal; Vacancies**. Each director shall hold office until a successor has been elected and qualified or until his or her earlier resignation or removal. Any director may resign effective upon giving written notice to the Chairman of the Board of Directors, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any or all of the directors may be removed, with or without cause if such removal is approved by a majority of the outstanding voting shares then entitled to vote on the election of directors. Unless otherwise provided in the certificate of incorporation or in these bylaws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Section 2.3. **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such places within or without the state of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. **Special Meetings; Notice of Meetings; Waiver of Notice**. Special meetings of the Board of Directors may be held at any time or place within or without the state of Delaware whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board of Directors, if any, or by any two directors. Reasonable notice shall be given by the person or persons calling the meeting unless a director signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the meeting or at its commencement.

Section 2.5. **Participation in Meetings by Conference Telephone Permitted.**
Members of the Board of Directors, or any committee designated by the Board of
Directors, may participate in a meeting of the Board of Directors or of such committee,
as the case may be, through the use of conference telephone or similar communications
equipment by means of which all members participating in such meeting can hear one
another, and participation in a meeting pursuant to this Section shall constitute presence
in person at such meeting.

Section 2.6. **Quorum; Adjournment; Vote Required for Action.** At all meetings of
the Board of Directors a majority of the authorized number of directors shall constitute a
quorum for the transaction of business. The vote of a majority of the directors present at
a meeting at which a quorum is present shall be the act of the Board of Directors unless
the certificate of incorporation or these bylaws shall require a vote of a greater number.

Section 2.7. **Organization.** Meetings of the Board of Directors shall be presided over
by the Chairman of the Board of Directors, or in the absence of the Chairman of the
Board of Directors by the Vice Chairman of the Board of Directors, if any, or in their
absence by a chairman chosen at the meeting. The Secretary, or in the absence of the
Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence
of the Secretary and any Assistant Secretary the chairman of the meeting may appoint
any person to act as secretary of the meeting.

Section 2.8. **Action by Directors Without a Meeting.** Any action required or
permitted to be taken by the Board of Directors, or any committee thereof, may be taken
without a meeting if all members of the Board of Directors or of such committee, as the
case may be, consent in writing to such action and such consent is filed with the minutes
of the proceedings of the Board of Directors.

Section 2.9. **Compensation of Directors.** The Board of Directors shall have the
authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Committees

Section 3.1. **Committees of Directors.** The Board of Directors may designate one or
more committees, each consisting of one or more directors. Any committee, to the extent
provided in the resolution of the Board of Directors, shall have and may exercise all the
powers and authority of the Board of Directors, except that no such committee shall
have power or authority with respect to the following matters:

a) Approving or adopting, or recommending to the stockholders, any action or
matter expressly required by Delaware Corporation Law to be submitted to the
stockholders for approval; or

b) The amendment or repeal of the bylaws, or the adoption of new bylaws.

Section 3.2. **Committee Rules.** Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1. **Officers; Election.** As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and if it so determines, elect from among its members a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles, as it considers desirable.

Section 4.2. **Term of Office; Resignation; Removal; Vacancies.** Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

Section 4.3. **Powers and Duties**. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these bylaws or in a resolution of the Board of Directors which is not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Forms of Certificates; Loss and Transfer of Shares

Section 5.1. **Forms of Certificates**. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by (1) the President, any Vice President, Chairman of the Board of Directors or Vice Chairman, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary. Each certificate shall state the number of shares and the class or series of shares owned by such stockholder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of each class or series shall be set forth in full or summarized on the face or back of the certificate representing such class or series of stock, provided that in lieu of the foregoing, there may be set forth on the back or face of the certificate a statement that the Corporation will furnish without charge to each stockholder who requests the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of such class or series.

Section 5.2. **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates**. The Corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Records

Section 6.1. **Records**. The Corporation shall keep a stock ledger, a list of stockholders and other books and records as may be required to run the Corporation. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

Section 6.2. **Form of Records**. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, computer discs, magnetic tape, photographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

Miscellaneous

Section 7.1. **Fiscal Year**. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2. **Seal**. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3. **Waiver of Notice of Meetings of Stockholders, Directors and Committees**. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent of notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless required in the certificate of incorporation or these bylaws.

Section 7.4. **Interested Directors; Quorum**. No contract or transaction between the Corporation and one or more of its directors or between the Corporation and any other Corporation, firm or association in which one or more of its directors are directors, or have a financial interest, shall be void or voidable solely for this reason, or solely because such director or directors are present at the meeting of the Board of Directors or committee thereof which authorizes, approves or ratifies the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee authorizes, approves or ratifies the contract or transaction in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the stockholders and such contract or transaction is specifically approved by the stockholders in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.5. **Indemnification**. The Corporation shall have the power to indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or instate is or was a director, officer or employee of the Corporation serves or served at the request of the Corporation as a director, officer, employee or agent of another enterprise. Expenses, including attorneys' fees, incurred by any such person in defending against such action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding by the Corporation upon receipt by it of an undertaking of such person to repay such expenses if it shall be ultimately determined that such person is not entitled to be indemnified by the Corporation. For purposes of this Section, the term "Corporation" shall include any predecessor of the Corporation and any constituent Corporation absorbed by the Corporation in consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation" shall include services as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonable believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 7.6. **Amendment of Bylaws**. These bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors. The stockholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

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CERTIFICATE BY SECRETARY OF ADOPTION
OF BYLAWS BY SOLE INCORPORATOR

OF

Technology Holdings North America Inc.

The undersigned, Carlos Cruz, as Secretary of Technology Holdings North America Inc., a Delaware corporation (the "Corporation"), hereby certifies the attached document is a true and complete copy of the bylaws of the Corporation and that such bylaws were duly adopted by the person appointed in the Certificate of Incorporation to act as the sole incorporator of the Corporation on the date set forth below.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of June 1, 2022.

_____
Carlos Cruz
Secretary

EXHIBIT G
Form of Subscription Agreement between the Issuer and Co-Issuer
(Attached)

CLASS B NON-VOTING COMMON STOCK PURCHASE AGREEMENT

This Class B Non-Voting Common Stock Purchase Agreement (this "*Agreement*") is made as of this _____ day of _____, 2025 by and among Technology Holdings North America Inc., a Delaware corporation (the "*Company*"), and Technology Holdings North America CF Investors SPV II, LLC, a Delaware limited liability company (the "*SPV*" or "*Purchaser*," and together with the Company, the "*Parties*"). The Parties hereby agree as follows:

1.   **Purchase and Sale of Class B Non-Voting Common Stock**.

    1.1   Sale and Issuance of Class B Non-Voting Common Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ shares of Class B Non-Voting Common Stock (the "*Shares*") at a purchase price of $1.00 per Share (the "*Price*").

    1.2   Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "*Closing*"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "*Transaction Documents*").

2.   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

    2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2   Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3   Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.   **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1   <u>Purchase for Own Account</u>. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2   <u>Access to Information</u>. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3   <u>Speculative Investment</u>. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4   <u>Authorization</u>. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5   <u>No Public Market</u>. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   <u>Exculpation Among Purchasers</u>. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7   <u>Residence</u>. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on <u>Exhibit A</u>; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on <u>Exhibit A</u>.

3.8   <u>Bad Actor</u>. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4. **General Provisions**.

  4.1 <u>Company Covenants</u>. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

  4.2 <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

  4.3 <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

  4.4 <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

  4.5 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

  4.6 <u>Notices</u>. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or <u>Exhibit A</u>, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

  4.7 <u>Attorneys' Fees</u>. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

  4.8 <u>Amendments and Waivers</u>. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

  4.9 <u>Severability</u>. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

  4.10 <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall

impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12   Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

Technology Holdings North America CF Investors SPV II, LLC, a Delaware limited liability company

By: Technology Holdings North America Inc., a Delaware corporation
Its Manager

By: _____
Name: Carlos Cruz
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Technology Holdings North America Inc., a Delaware corporation

By: _____
Name: Carlos Cruz
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Shares of Class B Non-Voting Common Stock Purchased	Aggregate Purchase Price
Technology Holdings North America CF Investors SPV II, LLC			

EXHIBIT H
Financial Statements
(Attached)

TECHNOLOGY HOLDINS NORTH AMERICA, INC.
dba. VAMA

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Technology Holdings North America, Inc.
dba. Vama
Los Angeles, California

Opinion

We have audited the accompanying consolidated financial statements of Technology Holdings North America, Inc. dba. Vama (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2024, the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the results of its consolidated operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors whose report dated April 12, 2024, expressed an unmodified opinion on those statements.

SetApart Accountancy Corp.

April 16, 2025
Los Angeles, California

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2024

As of December 31, (USD $ in Dollars)		2024		2023
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,231,087	$	558,844
Prepaids		35,979		-
Other Receivable		34,057		30,957
Total Current Assets		**1,301,123**		**589,801**
Right of Use Assets, Net of Amortization		104,218		-
Total Assets	$	**1,405,342**	$	**589,801**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	7,500	$	-
Due to Related Party		19,357		-
Accrued Expenses		2,700		53,249
Accrued Payroll		33,893		4,605
Lease Liability, Short-Term		92,975		-
Total Current Liabilities		**156,426**		**57,854**
Lease Liability, Long-Term		15,910		-
Total Liabilities		**172,335**		**57,854**
STOCKHOLDERS EQUITY				
Class A Voting Common Stock, $0.0001 par, 500,000,000 shares authorized, 496,869,392 and 150,000,000 shares issued and outstanding as of December 31, 2024 and 2023		50,686		15,999
Class B Non Voting Common Stock, $0.0001 par, 200,000,000 shares authorized, 9,083,003 and 428,450 shares issued and outstanding as of December 31, 2024 and 2023		908		43
SAFEs		1,754,894		464,296
Subscription Receivable		(1,000)		(1,000)
Additional Paid in Capital (APIC)		4,041,515		317,708
Retained Earnings/(Accumulated Deficit)		(4,613,996)		(265,099)
Total Stockholders' Equity		**1,233,006**		**531,946**
Total Liabilities and Stockholders' Equity	$	**1,405,342**	$	**589,801**

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Revenue	-	-
Gross profit	-	-
Operating expenses		
Advertising and Marketing	954,462	51,635
Legal and Professional	402,033	138,498
Selling, General and Administrative	2,979,649	154,358
Total operating expenses	4,336,144	344,490
Operating Income/(Loss)	(4,336,144)	(344,490)
Interest Expense	-	-
Other Income/(Loss)	1,341	72,340
Income/(Loss) before provision for income taxes	(4,334,803)	(272,150)
Benefit/(Provision) for income taxes	-	-
Net Income/(Net Loss)	$ (4,334,803)	$ (272,150)

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

(in , $US)	Class A Voting Common Stock		Class B Non Voting Common Stock		SAFE	Subscription Receivable	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2022	**10,000**	**$ 1,000**		**$ -**	**-**	**(1,000)**	**$ -**	**$ 7,051**	**$ 7,051**
Issuance of Stock	-	-	428,450	43	-	-	317,708	-	317,751
Stock Split 1:5000	49,990,000	4,999	-	-	-	-	-	-	4,999
Stock Split 1:3	100,000,000	10,000	-	-	-	-	-	-	10,000
Issuance of SAFEs	-	-	-	-	464,296	-	-	-	464,296
Net income/(loss)	-	-	-	-	-	-	-	(272,150)	(272,150)
Balance—December 31, 2023	**150,000,000**	**15,999**	**428,450**	**43**	**464,296**	**(1,000)**	**317,708**	**$ (265,099)**	**$ 531,947**
Issuance of Stock	-	-	5,897,987	590	-	-	3,723,807	-	3,724,397
Stock Split 1:3.312462611	346,869,392	34,687	2,756,566	276	-	-	-	-	34,963
Issuance of SAFEs	-	-	-	-	1,290,598	-	-	-	1,290,598
Consolidation adjustment	-	-	-	-	-	-	-	(14,094)	(14,094)
Net income/(loss)	-	-	-	-	-	-	-	(4,334,803)	(4,334,803)
Balance—December 31, 2024	**496,869,392**	**$ 50,686**	**9,083,003**	**$ 908**	**1,754,894**	**(1,000)**	**$ 4,041,515**	**$ (4,613,996)**	**$ 1,233,007**

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(4,334,803)	$	(272,150)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of ROU Assets		71,022		-
Interest on lease labilities		5,645		
Consolidation adjustment		(14,094)		
Changes in operating assets and liabilities:				
Prepaids		(35,979)		-
Other Receivable		(3,100)		(30,957)
Due to Related Party		19,357		-
Accounts Payable		7,500		-
Accrued Expenses		(50,549)		53,249
Accrued Payroll		29,287		4,605
Net cash provided/(used) by operating activities		**(4,305,714)**		**(245,253)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Class B Non-Voting Common Stock		3,759,359		332,750
Proceeds from SAFE Notes		1,290,598		464,296
Right-of-Use Lease, Operating Lease		(72,000)		
Net cash provided/(used) by financing activities		**4,977,957**		**797,046**
Change in Cash		672,243		551,793
Cash—beginning of year		558,844		7,051
Cash—end of year	$	**1,231,086**	$	**558,844**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Right of Use Assets Obtained for a Lease Liability	$	175,240	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Technology Holdings North America, Inc. dba. Vama was incorporated on May 20, 2022, in the state of Delaware. The corporation possesses a fully owned subsidiary known as VAMA INT PTE, LTD, established on November 9, 2021, in Singapore. The consolidated financial statements of Technology Holdings North America Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Vama's vision is to provide a simple, secure, and convenient way for users to communicate and transact with each other using a single application. By integrating payments into the chat platform, users can easily and securely send money to each other without the need for multiple apps or complicated processes. This would not only save users time and effort but also provide a more streamlined and cohesive experience. In addition to payments, Vama's chat platform would provide a secure and private way for users to communicate with each other. Strong encryption and other security measures would be implemented to protect user data and privacy.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $981,066 and $308,844 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the

financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company revenue model is primarily based on transaction fees for payments made through the platform. When a user sends money to another user through Vama, the app will charge a small fee on the transaction, which is a percentage of the total amount sent.

Income Taxes

Technology Holdings North America, Inc. dba. Vama is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $954,462 and $51,635, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids refer to prepaid expenses, while other receivables primarily comprise security deposits. Accounts payable consist primarily of trade payables while other liabilities refer to accrued expenses and accrued payroll.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Voting Common Stock

The Company is authorized to issue 500,000,000 shares of Class A Voting Common Shares with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 496,869,392 and 150,000,000 shares of Class A Voting Common Stock have been issued and are outstanding.

Class B Non-Voting Common Stock

The Company is authorized to issue 200,000,000 shares of Class B Non-Voting Common Shares with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 9,083,003 and 428,450 shares of Class A Voting Common Stock have been issued and are outstanding.

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2024, and 2023, the Company has outstanding SAFEs amounting to $1,754,894 and $464,296, respectively. The SAFE agreements grant investors the right to future equity in the same class and the series of shares sold during the financing event. The number of shares the investor receives will be determined as follows:

- If the Company's pre-money valuation immediately prior to this financing event is greater than the Valuation Cap (the Valuation Cap is set at US$40M and US$149M), the investor receives shares equal to the SAFE Purchase Price divided by the price per share calculated using the Valuation Cap.

- If the Company's pre-money valuation immediately prior to this financing event is less than or equal to the applicable Valuation Cap, the investor receives shares equal to the SAFE Purchase Price divided by the lowest price-per-share of the equity securities sold during the financing event.

Alternatively, upon the occurrence of a liquidity event, the SAFE agreements provide investors with the option to either (subject to certain exclusions set forth in the SAFE agreements):

- Receive a portion of the cash proceeds equal to the SAFE Purchase Price, or

- Automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share obtained by dividing the Valuation Cap of $40M by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements.

The SAFE agreements primarily exhibit characteristics of equity. The absence of an unconditional obligation to transfer assets, the lack of a maturity date, and the primary feature of converting into equity all support the classification of these instruments as equity and the Company has recorded these instruments as equity.

5. LEASES

The Company rents business offices. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term and weighted average discount rate as of December 31, 2024, are 1.17 years and 4.54% respectively.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2024, are as follows:

	December 31, 2024
2025	$ 96,000
2026	16,000
2027	-
2028	-
2029	-
Thereafter	-
	112,000
Less: present value discounts	(3,115)
Total	**$ 108,885**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For The Year Ended December 31,		2024		2023
Net Operating Loss	$	(1,224,582)	$	(76,882)
Valuation Allowance		1,224,582		76,882
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(1,303,454)	$	(78,872)
Valuation Allowance		1,303,454		78,872
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $4,613,996. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The Company's founder is the founding member of two (2) other entities: Technology Services Group Pte Ltd ("TSG") and Service Benefits LLC ("SB"). Throughout 2024 and 2023, TSG provided IT and software development services in the total amount of $ 1,010,000 and $55,000, respectively, and SB provided marketing services in exchange for $616,100 and $10,000, respectively. Payables to TSG as of December 31, 2024, and December 31, 2023, amounted to $8,298 and 0, respectively, while payables to SB as of December 31, 2024, and December 31, 2023, amounted to $2,942 and 0, respectively.

As of December 31, 2024, payable to directors of the Company amounted to $8,118.

Further, the Company entered into a services agreement in January of 2023 with SB to provide it with technical support for SB's systems and company processes for a period of one year, ending in December of 2023. As these are not the Company's primary business services, it recognized the money that was earned as other income and a total of $72,340 was received in exchange for the services provided.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 16, 2025, which is the issuance date of these financial statements.

In 2025, the Company raised approximately $1.3 million in gross proceeds from offering of Class B Non-Voting Common Stock to accredited investors pursuant to Regulation D exempt offering. The Company issued 1,976,940 shares against the gross proceeds which includes 667,640 bonus shares issued.

In 2025, the Company raised approximately $335,820 by issuing Simple Agreement for Future Equity (SAFE) pursuant to Regulation Crowdfunding. In 2025, the Company raised net proceeds of $307,615 from additional SAFE Notes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $4,334,803, an accumulated deficit of $4,613,996, an operating cash outflow of $4,305,714, and liquid assets in cash of $1,231,086. The Company's situation raises substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

Technology Holdings North America CF Investors SPV II, LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of inception July 11, 2025

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Technology Holdings North America CF Investors SPV II, LLC

Table of Contents





Independent Auditor's Report

July 21, 2025
To the Management of Technology Holdings North America CF Investors SPV II, LLC
Attn: Carlos Cruz, CEO

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Technology Holdings North America CF Investors SPV II, LLC (the "Company"), which comprise the balance sheet as of July 11, 2025 (the date of inception), and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Technology Holdings North America CF Investors SPV II, LLC as of July 11, 2025 (the date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Technology Holdings North America CF Investors SPV II, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.





- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 21, 2025



TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC
BALANCE SHEET
As of July 11, 2025 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-

Total Liabilities		-

Members' Equity

Members contributions	-
Retained Earnings/ (Accumulated deficit)	-
Total Members' Equity	-

Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC
INCOME STATEMENT
As of July 11, 2025 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of July 11, 2025 (date of inception)
(Audited)

	Members' Contributions		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Beginning Balance	$	-	$	-	$	-
Members' contributions		-		-		-
Net loss		-		-		-
Balance as of July 11, 2025	$	-	$	-	$	-

The accompanying footnotes are an integral part of these financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC
STATEMENT OF CASH FLOWS
As of July 11, 2025 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of date		-
Cash and cash equivalents at end of date	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 11, 2025 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Technology Holdings North America CF Investors SPV II, LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ("the Agreement") dated July 11, 2025. The Company was formed on July 11, 2025, with the intent of serving as the crowdfunding vehicle for Technology Holdings North America Inc. The principal office of the Company is located in Santa Monica, California.

The Company is a special purpose vehicle ("SPV") to facilitate investor aggregation for a Regulation CF fundraising. After a successful crowdfunding round under Regulation CF, the SPV will purchase shares of Technology Holdings North America Inc. on behalf of the investors and in return, SPV will issue the investors security interests in the SPV, representing the shares of Technology Holdings North America Inc. on a one-to-one basis.

The Company will undertake the limited purpose of acquiring, holding and disposing of securities issued by Technology Holdings North America Inc. ("Crowdfunding Issuer"), which will also serve as the Manager of the Company. It is the intent of the Company to issue Interests that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 11, 2025 (INCEPTION)
(AUDITED)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of July 11, 2025, the Company had no cash and cash equivalents.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of July 11, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of July 11, 2025, the Company has not yet started operations and is in the pre-revenue stage.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

As of July 11, 2025, the Company has no debt outstanding and has not initiated any related party transactions.

TECHNOLOGY HOLDINGS NORTH AMERICA CF INVESTORS SPV II, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 11, 2025 (INCEPTION)
(AUDITED)

NOTE 4 – EQUITY

As of July 11, 2025, the Company has not yet received any investments.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through July 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.